Mail Stop 4561

June 25, 2008

James Wang, CFO, Secretary and Director
Northport Capital Inc.
601 Union Street, Suite #4200
Seattle, WA 98101

> **Re:**   **Northport Capital Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 16, 2008**
> **File No. 000-52728**

Dear Mr. Wang:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 2, Reincorporation Merger from Colorado to Washington, page 10

1.   You disclose that following the proposed reincorporation merger, the registrant will have a new charter and bylaws that contain provisions that differ from your current charter and bylaws. For example, it appears that the proposed charter provides for 100,000,000 authorized shares of preferred stock, whereas the current charter does not provide for any authorized shares of preferred stock. We note that the merger and the new charter and bylaw provisions are currently presented as a single proposal both in the body of your filing and the form of proxy. Consider revising your filing to present certain of the new charter and bylaw provisions separately, and to provide separate boxes on the form of proxy for shareholders to specify a choice between approval, disapproval or abstention with respect to such provisions. In the event that you conclude that it is not necessary to present any provisions of the proposed new charter and bylaws separately, please tell us why. Refer to Rules 14a-4(a)(3) and 14a-4(b)(1) under the Securities Exchange Act of 1934 and to the Fifth Supplement to the

Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (September 2004).

2. Please disclose any anti-takeover implications of changes to your charter, bylaws, and/or new governing law that will result from the proposed reincorporation merger, including the authorization of shares of preferred stock. See Securities Exchange Act Release No. 34-15230. With respect to the authorization of preferred stock, for example, you should inform holders that management might use shares of the newly-authorized preferred stock to resist or frustrate a third-party transaction, for instance, by diluting the stock ownership of persons seeking to obtain control of the company. In addition, ensure that your filing otherwise addresses the purpose and general effect on your shareholders of each proposed material change to your charter or bylaws.

3. Please tell us whether you have any plans, proposals or arrangements for the issuance of the shares that will result from the proposed authorization of preferred stock. If you have no such plans, proposals or arrangements, please make a statement to that effect in your filing.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

James Wang
Northport Capital Inc.
June 25, 2008
Page 3

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

       Sincerely,

       David L. Orlic
       Special Counsel

cc: <u>Via Facsimile (206) 262-9513</u>
      James Vandeberg, Esq.
      The Otto Law Group, PLLC